EXHIBIT 99.6

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Mohammed Jiwan, Chief Executive Officer of Zentek Ltd. (the "Company"), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

a.	the Annual Report on Form 40-F of the Company for the fiscal year ended March 31, 2026 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b.	the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.

Date: June 25, 2026

By:

/s/ Mohammed Jiwan
Name: Mohammed Jiwan
Title: Chief Executive Officer